# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PhenixFIN Corp, CIK 0001490349
CUSIP: 71742W103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 445 Park Avenue, 10th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 05/12/2026
Amends the filing with accession number 0001213900-26-039424
Filed by CIK 0001358538
Persons authorized to receive notices and communications: David Lorber, 445 Park Avenue, 10th Floor, New York, New York (NY), 10022, (212) 859-0390

## Reporting persons
- David A. Lorber (CIK 0001358538): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 245,198; shared voting power 3,378; sole dispositive power 245,198; shared dispositive power 3,378; aggregate amount beneficially owned 248,576 (12.9% of the class)
  Comment: Based on 1,932,600 shares of common stock outstanding as of May 5, 2026 as reported by the issuer in the Form 10-Q filed with the Securities and Exchange Commission on May 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: PhenixFIN Corp
Address of issuer's principal executive offices: 445 Park Avenue, 10th Floor, New York, New York (NY), 10022
Comment: This Amendment No. 6 amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission ("SEC") on December 20, 2021, as amended by Amendment No. 1 filed with the SEC on May 16, 2022, Amendment No. 2 filed with the SEC on January 3, 2023, Amendment No. 3 filed with the SEC on March 5, 2024, Amendment No. 4 filed with the SEC on June 18, 2025, and Amendment No. 5 filed with the SEC on April 2, 2026 (as amended, the "Schedule 13D") by David A. Lorber, FrontFour Master Fund, Ltd. and FrontFour Capital Group LLC), with respect to the common stock (the "Common Stock") of PhenixFIN Corporation (the "Company"). FrontFour Master Fund, Ltd. and FrontFour Capital Group LLC ceased to be a reporting person on the Schedule 13D upon the filing of Amendment No. 5.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented to reflect that the amount of funds used by Mr. Lorber to acquire the Common Stock beneficially owned by him and by his spouse's individual retirement account (IRA), as to which he is deemed to have beneficial ownership, is approximately $7,896,209.19, which was obtained from personal funds. As previously disclosed, certain shares of Common Stock were acquired by Mr. Lorber through an in-kind distribution from FrontFour Master Fund Ltd. for no additional consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Mr. Lorber beneficially owns 248,576 shares of Common Stock, 3,378 shares of which are held in his spouse's IRA, representing approximately 12.9% of the Company's outstanding Common Stock, based on 1,932,600 shares of Common Stock outstanding as of May 5, 2026 as reported by the Company in the Form 10-Q filed with the Securities and Exchange Commission on May 5, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Lorber has sole voting and dispositive power with respect to the 245,198 shares of Common Stock held directly by him and shared voting and dispositive power of the 3,378 shares of Common Stock held in his spouse's IRA.
Transactions in the class effected during the past sixty days:
The following purchases of Common Stock were made by Mr. Lorber in the past 60 days. All such purchases were made in the open market in routine brokerage transactions. Other than the transactions listed in the table below, there have been no transactions in the Common Stock effected by the Reporting Person during the past 60 days.

Date: 5/12/2026 --- Number of Shares: 42,065 --- Price Per Share: $39.95*

(*) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $39.00 to $40.00, inclusive. The reporting person undertakes to provide to PhenixFIN Corporation, any security holder of PhenixFIN Corporation, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnote.

## Signatures
- David A. Lorber: /s/ David A. Lorber, David A. Lorber (05/14/2026)